Writer’s Direct Dial: 414.277.5629
E-Mail: andrew.ketter@quarles.com

April 30, 2010

Via EDGAR

Mr. Chad Eskildsen
Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.   20549

Re:	Heartland Group, Inc. (“Heartland”)
1933 Act Registration No. 33-11371; 1940 Act File No. 811-4982

Response to Staff Telephone Comments on Post Effective Amendment No. 55 to Heartland’s Registration Statement filed on Form N-1A

Dear Mr. Eskildsen:

With this letter, on behalf of our client, Heartland Group, Inc. (“Heartland”), we are transmitting for filing via EDGAR Post-Effective Amendment No. 56 (the “Amendment”) to Heartland’s Registration Statement filed on Form N-1A (1933 Act Registration No. 33-11371; 1940 Act File No. 811-4982) (the “Registration Statement”).  The Amendment, filed pursuant to Rule 485(b) under the Securities Act of 1933, as amended (the “Securities Act”), further amends the Prospectus, the Statement of Additional Information and Part C for all classes of shares of Heartland’s series, which were included in Post-Effective Amendment No. 55 (the “Prior Amendment”) to its Registration Statement, which was filed with the Commission on February 26, 2010, pursuant to Rule 485(a) of the Securities Act, and will become effective on May 1, 2010.

This letter and the Amendment are being filed in order to respond to the SEC staff’s comments, as we understand them, based upon telephone conversations we had with the staff on April 7, 2010.  This Amendment also completes previously incomplete information, and makes such other non-material changes as Heartland deemed appropriate.

Heartland has selected May 1, 2010 as the effective date of the enclosed Amendment to correspond with the effective date for the Prior Amendment.  As legal counsel to Heartland, we assisted in the preparation of the Amendment and we certify that the Amendment does not contain any disclosures that would render it ineligible to become effective under Rule 485(b) under the Securities Act.

Mr. Chad Eskildsen
Securities and Exchange Commission
April 30, 2010

Set forth below are numbered paragraphs identifying what we believe the staff’s comments to be, each of which is immediately followed by Heartland’s response, including any supplemental information requested. Except as explicitly defined otherwise herein, capitalized terms used in this letter have the meanings defined in the Registration Statement.  All references to Heartland includes, where applicable, each of its series (each a “Fund”, and collectively, the “Funds”).

PROSPECTUS

Cover Page

Comment 1.   The staff asked that the sentence on the cover page that states: “[t]his Prospectus contains information you should know about Heartland Group, Inc. (the “Funds”) before you invest.  Unless otherwise stated, the investment objectives discussed in this Prospectus and in the Funds’ Statement of Additional Information may be changed without shareholder approval” should be moved to the table of contents page or another part of the Prospectus.

Response. The sentence has been moved to the table of contents page of the Prospectus included as part of the Amendment.

Page 1, Table of Contents

Comment 2.   The staff suggested that the sentences forming a legend at the bottom of the table of contents of the Prospectus should be moved to another part of the Prospectus or deleted.

Response. The sentences have been moved to page 15 of the Prospectus included as part of the Amendment, which contains the discussion of the Funds’ historic performance.

Page 2, Heartland Select Value Fund Caption

Comment 3.   The staff noted that the ticker and related information for the Select Value Fund in the caption on page 2 should only be included in a summary prospectus filed under Rule 497(k) and should not be included in the summary section of the statutory prospectus.

Response. The ticker and related information has been removed from the Select Value Fund caption on page 2 of the Prospectus included as part of the Amendment.

Page 2, Fee and Expense Table

Comment 4.   The staff indicated that the footnotes to the Select Value Fund’s fee and expense table should be deleted and that the information contained in footnote 1 should be moved to into a parenthetical in the fee table itself after the heading “Redemption Fee” .

Mr. Chad Eskildsen
Securities and Exchange Commission
April 30, 2010

Response. The requested changes have been made in the fee and expense table in the Prospectus included as part of the Amendment.

Page 3, Past Performance Information for the Select Value Fund

Comment 5.   The staff stated that the information beginning with the words “[t]he performance data quoted” and ending with the words “would have been lower” contained under the heading “Past Performance” on page 3 should be removed as the information is not required to be included in the summary section of the Prospectus.

Response.   The information identified by the staff above has been removed from the Prospectus included as part of the Amendment.

Comment 6.   The staff noted that if the Fund makes available updated performance information on its website or by phone, a statement to that effect should be included in the summary section of the Prospectus.

Response.   A statement to the effect that updated performance information for the Fund is available on the Fund’s website and by phone has been included.

Page 3, Performance Tables

Comment 7.   The staff asked that the tables showing performance information for the Investor Class and Institutional Class Shares be combined into one table, that index returns only be provided once and that the footnotes be removed.

Response.  The requested changes to the performance tables have been made in the Prospectus included as part of the Amendment.

Page 4, Portfolio Managers

Comment 8.   The staff stated that the only information about a portfolio manager that is permitted to be included in the summary section of the Prospectus is the portfolio manager’s length of service and official positions.  The staff requested that all other information pertaining to the Fund’s portfolio managers be removed.

Response.  The requested changes have been made to the portfolio manager section of the summary portion of the Prospectus included as part of the Amendment.

Summary Sections of Heartland Value Plus and Value Funds

Comment 9.   The staff indicated that the comments made with respect to the Select Value Fund equally apply to the Value Plus and Value Funds and that corresponding changes should be made to the summary section of the Prospectus pertaining to those Funds.

Response.  Corresponding changes have been made to the summary section of the Prospectus pertaining to the Value Plus and Value Funds.

Mr. Chad Eskildsen
Securities and Exchange Commission
April 30, 2010

Page 8, Heartland Value Fund Investment Goal

Comment 10.   The staff suggested that the phrase “through investing in small companies” be removed from the stated investment goal of the Value Fund because such phrase is not an investment goal.

Response.  Heartland believes that phrase is an integral part of the Value Fund’s investment goal.  Heartland’s Board of Directors specifically included the phrase when it adopted the Value Fund’s investment goal.  Also, the Value Fund’s investment goal as stated in the Prospectus cannot be changed unless the Fund’s Board of Directors decides to take action to change the Fund’s investment goal and provide notice to shareholders.  For all of the foregoing reasons, and with all due respect to the staff’s comment, the requested change was not made to the Prospectus included as part of the Amendment.

Page 11, Summary of Other Important Information

Comment 11.   The staff asked whether the summary discussions of purchases and redemptions of Fund shares on page 11 could be condensed and/or streamlined.

Response.   The summary discussion of purchases and redemptions of Fund shares contained in the Prospectus, included as part of the Amendment, has been revised in an effort to further condense and streamline such information.

Comment 12.   The staff stated that the second sentence contained under the heading “Tax Information” should be removed as the information is not required to be included in the summary section of the Prospectus.

Response.   The sentence identified by the staff above has been removed from the Prospectus included as part of the Amendment.

Page 13, Management of the Funds

Comment 13.   The staff asked that the date of the Semiannual Report, which contains a discussion of the Board of Director’s approval of the investment advisory agreement, be provided.

Response.   The requested change has been made in the Prospectus included as part of the Amendment, and the disclosure now makes it clear that the discussion of the Board of Director’s approval of the investment advisory agreement is contained in the Semiannual Report for the period ended June 30, 2009.

Page 15, Principal Investment Strategies

Comment 14.    The staff stated that the information pertaining to fund investment strategies and risks contained in the summary section of the Prospectus needs to be restated in the principal investment strategies section of the Prospectus beginning on page 15.

Mr. Chad Eskildsen
Securities and Exchange Commission
April 30, 2010

Response.   The principal investment strategies section of the Prospectus has been revised and the fund investment strategies and risks information contained in the summary section is now also restated in principal investment strategies section of the Prospectus.

Comment 15.   The staff stated that the section “Changes to Investment Goals” should be moved so that the information listed under that heading immediately follows the information listed under the heading “Investment Goals”.

Response.   The requested change to the location of the disclosure pertaining to changes to the investment goals of the Funds has been made in the Prospectus included as part of the Amendment.

STATEMENT OF ADDITIONAL INFORMATION

Management

Comment 16.   The staff stated that the new disclosures related to the Funds’ Board leadership structure, which are required by Item 17(b)(1), were not easily located, and the staff indicated that it could not provide assurance that the disclosures were sufficiently responsive to the requirements of the Item.

Response.   In light of the staff’s comments, the Funds’ Statement of Additional Information (“SAI”) has been revised to add headings to make the disclosures more easily located.  In addition, Heartland has further expand its discussion of its Board’s leadership structure.

Comment 17.   The staff reminded Heartland that Form N-1A now requires fund board members to disclose directorship positions held in the past 5 years.

Response.   As was indicated to you by phone, Heartland is aware of this new requirement and believes that such information has already been disclosed in its SAI.

Heartland acknowledges and agrees that it is responsible for the adequacy and accuracy of the disclosures made in the Registration Statement; that the SEC staff comments or Heartland’s responses to the SEC staff comments in the filings reviewed by the staff do not foreclose the SEC from taking any action with respect to the filing; and that Heartland may not assert SEC staff comments as a defense in any proceedings initiated by the SEC or any person under the federal securities laws of the United States

Mr. Chad Eskildsen
Securities and Exchange Commission
April 30, 2010

Please direct any inquiries on this letter and filing to me at (414) 277-5629 or andrew.ketter@quarles.com or Fred Lautz of this office (414) 277-5309 or fred.lautz@quarles.com.  Thank you in advance for your prompt attention to this matter.

Very truly yours,

QUARLES & BRADY LLP

/s/ Andrew D. Ketter

Andrew D. Ketter

cc:	Ms. Vinita Paul (w/encls.)
Fred Lautz, Esq. (w/o encls.)